April 29, 2010

VIA EDGAR AND E-MAIL

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE: American Capital, Ltd. Registration Statement on Form N-2 (File Nos. 814-00149; 333-                )

Dear Ms. Cole:

American Capital, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission a Registration Statement on Form N-2 (the “Registration Statement”) for the purpose of registering a presently indeterminate number of shares of common stock, shares of preferred stock and debt securities, with a proposed maximum aggregate offering price of $1.5 billion. We note that $1,205,002,000 of such securities were previously registered by the Company under a prior registration statement on Form N-2 (File No. 333-161421), initially filed on August 18, 2009 and declared effective on November 5, 2009, and remain unsold. In reliance upon Rule 429 under the Securities Act of 1933, as amended, the Company has carried forward such securities into the Registration Statement. We submit herewith one courtesy copy of the Registration Statement with exhibits for your review.

We would appreciate receiving any comments at the staff’s earliest convenience. If we can be of assistance in facilitating the staff’s review of the Registration Statement, please contact Samuel A. Flax, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary of the Company at (301) 841-1405, or me at (301) 841-1384.

Sincerely,

Cydonii V. Fairfax

Vice President, Deputy General Counsel and

Assistant Secretary

Encls.

cc:	Samuel A. Flax, Esq.

Richard E. Baltz, Esq.

Darren C. Skinner, Esq.